SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425- 070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF 01.545.826/0001-07
NIRE 35.300.147.952

Publicly-held Company

MINUTES OF THE EXTRAORDINARY SHAREHOLDERS’ MEETING
HELD ON NOVEMBER 30, 2018.

1. Date, time and place: On November 30, 2018, at 10:00 a.m., at the headquarters of GAFISA S.A. (“Company”), in the City and State of São Paulo, at Avenida das Nações Unidas, 8.501, 19º andar.

2. Call Notice: Call notice published on October 31, November 1 and 2, 2018, in the “Official Gazette of the State of São Paulo” on pages 11, 16 and 21, Business Section, and in the newspaper “O Estado de São Paulo”, on October 31, November 1  and 2, 2018, pages B9, B8 and B4, Economy Section, respectively.

Attendance: Shareholders representing 60% of the Company’s voting capital stock, already considering all remote voting forms directly sent to the Company or via B3 – Brazil, Stock Exchange, OTC (“B3”) and bookkeeping agent systems.

3. Composition of the Board: Mrs.  Karen Sanchez Guimarães, Chairwoman of the Board of Directors and Chairwoman of the Presiding Board, pursuant to Paragraph 2, item “ii”, Article 8 of the Company’s Bylaws; and Maria Carolina Pinto, as Secretary.

4. Agenda: Election of members to compose the Fiscal Council with term of office until the 2019 Annual  General Meeting 2019 (2019 AGM), single slate, as mentioned in the call notice. Deliberate on the election of new members to compose the Company’s Fiscal Council.

5. Reading of Documents: As not requested by any attending shareholder, the reading of documents referred to in Article 133 of Law No. 6.404/76 was exempted.

6. Resolutions: The following resolutions were taken with abstentions and dissenting votes registered in each case, authorizing the drawing up of these minutes in the summary format and publication omitting shareholders’ signatures, as authorized by Article 130, Paragraphs 1 and 2 of Law No. 6.404/76:

6.1. Elect, by majority of 23,271,487 votes the Fiscal Council’s slate, considering the installation of Fiscal Council as approved at the 2018 Annual General Meeting, and provisions of Article 40 of the Company’s Bylaws, to fulfill remaining term of office of the Fiscal Council elected in referred meeting, which will expire in the 2019 Annual

General Meeting, the Fiscal Council’s slate composed of: (i.a) Mr. Fabio N S Mansur, Brazilian citizen, civil engineer, enrolled with the individual taxpayer’s register (CPF/MF) No. 659.494.800-82, with business address at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070; and his deputy, (i.b) Mr. Thiago Fukushima, Brazilian citizen, business administrator, enrolled with the individual taxpayer’s register (CPF/MF) No. 996.926.941-00, with business address at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070; (ii.a) Mr. Olavo Fortes Campos Rodrigues Júnior, Brazilian citizen, business administrator, enrolled with the individual taxpayer’s register (CPF/MF) No. 769.488.977-20, with business address at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070; and his deputy, (ii.b) Mrs. Eliane de Jesus Santana, Brazilian citizen, systems analyst, enrolled with the individual taxpayer’s register (CPF/MF) No. 143.189.528-86, with business address at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070 and (iii.a) Marcelo Martins Louro, Brazilian citizen, business administrator, enrolled with the individual taxpayer’s register (CPF/MF) No. 108.319.918-02, with business address at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070; and his deputy, (iii.b) Mr. Rafael Calipo Ciampone, Brazilian citizen, economist, enrolled with the individual taxpayer’s register (CPF/MF) No. 395.246.888-67, with business address at Avenida das Nações Unidas, 8.501, 19º andar, CEP: 05425-070;

6.1.1. Register that the investiture of fiscal council’s members elected herein and respective deputies, shall be subject to the signature of respective instrument of investiture in the Company’s records, in compliance with the rules contained in B3’s Novo Mercado Rules, when they shall submit the clearance statement provided for by laws and subject to the arbitration clause provided for in Article 61 of the Company’s Bylaws.

6.2. Declare, as deliberated at the 2018 Annual General Meeting, the individual monthly compensation of the Fiscal Council’s members at 10% of compensation, which on average, is assigned to each Company’s officer, excluding benefits, representation allowances, and profit sharing.

7. Closing: With no further business to be discussed, the meeting was adjourned to draw up these minutes in the summary format, which were then read, approved and signed by attendees. Signatures: Presiding Board: Karen Sanchez Guimarães, Chairwoman; Maria Carolina Pinto, Secretary; Shareholders: GWI BRAZIL AND LATIN AMERICA MASTER FUND LTDA, GWI ASSET MANAGEMENT S.A, GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR, GWI CLASSIC FIA, GWI PIPES FUNDO DE INVESTIMENTO EM AÇÕES, GWI HIGH VALUE FUNDO DE INVESTIMENTO DE AÇÕES IE, GWI LEVERAGE FUNDO DE INVESTIMENTO DE ACOES, FI EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR, INSTITUTO GWI, JONG SUN KIM YOU, GABRIELA HI JOO YOU, THIAGO HI JOON YOU,

represented by Mr. Rafael Matias Sugai; JP MORGAN S.A – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, ADRs Citibank NA and STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, represented by Mr. Rodrigo Mesquita Pereira. Shareholders who voted via Remote Voting Forms: ACADIAN EMERGING MARKETS SMALL CAP EQUITY FUND LLC; AMERICAN ELECTRIC POWER MASTER RETIREMENT TRUST; AMERICAN ELETRIC POWER SYSTEM RETIREE MEDICAL TRUST FCUE; BATTELLE MEMORIAL INSTITUTE; BNYMTD RIVER AND MERCANTILE UK EQUITY LONG TERM RECOVERY FUN; CITY OF NEW YORK GROUP TRUST; DEUTSCHE LATIN AMERICA EQUITY FUND; EATON VANCE INT (IR) F PLC-EATON V INT (IR) PAR EM MKT FUND; FIDELITY AD S VIII: FIDELITY AD GL CAPITAL APP F; FORD MOTOR CO DEFINED BENEF MASTER TRUST; NEPTUNE INVESTMENT FUNDS - NEPTUNE LATIN AMERICA FUND; NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-LEND; NORTHERN TRUST COLLECTIVE GLOBAL REAL ESTATE INDEX FUND-N L; NORTHERN TRUST LUXEMBOURG MGMT CO SA ON BEHALF OF UNIVEST; OPSEU PENSION PLAN TRUST FUND; OREGON PUBLIC EMPLOYEES RETIREMENT SYSTEM; PARAMETRIC EMERGING MARKETS FUND; PARAMETRIC TAX-MANAGED EMERGING MARKETS FUND; RIVER AND MERCANTILE ICVC - RIVER AND MERCANTILE GLOBAL H A; RIVER AND MERCANTILE WORLD RECOVERY FUND; SPDR SP EMERGING MARKETS ETF; SPDR SP EMERGING MARKETS SMALL CAP ETF; STATE OF WISCONSIN INVT. BOARD MASTER TRUST; STICHING PENSIOENFONDS VOOR HUISARTSEN; THE BOARD OF REGENTS OF THE UNIVERSITY OF TEXAS SYSTEM; THE HEALTH FOUNDATION; THE LEVERHULME TRUST; THE PENSION RESERVES INVESTMENT MANAG.BOARD.

I certify this is a faithful copy of the minutes drawn up in the Company’s records.

São Paulo, November 30, 2018.

Presiding Board:
Karen Sanchez Guimarães Chairwoman	Maria Carolina Pinto Secretary

GWI BRAZIL AND LATIN AMERICA MASTER FUND LTDA, GWI ASSET MANAGEMENT S.A, GWI REAL ESTATE FIA INVESTIMENTO NO EXTERIOR, GWI CLASSIC FIA, GWI PIPES FUNDO DE INVESTIMENTO EM AÇÕES, GWI HIGH VALUE FUNDO DE INVESTIMENTO DE AÇÕES IE, GWI LEVERAGE FUNDO DE INVESTIMENTO DE ACOES, FI EM ACOES GWI PRIVATE INVESTIMENTO NO EXTERIOR, INSTITUTO GWI, JONG SUN KIM YOU, GABRIELA HI JOO YOU, THIAGO HI JOON YOU, represented by Mr. Rafael Matias Sugai.

JP MORGAN S.A – DISTRIBUIDORA DE TÍTULOS E VALORES MOBILIÁRIOS, ADRs Citibank NA and STICHTING DEPOSITARY APG EMERGING MARKETS EQUITY POOL, represented by Mr. Rodrigo Mesquita Pereira.

Page of signatures of the Minutes of the Extraordinary Shareholders’ Meeting of 11/30/2018

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: November 30, 2018

Gafisa S.A.

By:	/s/ Ana Maria Loureiro Recart
Name: Ana Maria Loureiro Recart Title: Chief Executive Officer